[redacted]

13014275

BB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTINEZ-AYME FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9495 SUNSET DRIVE, SUITE B-275
(No. and Street)

MIAMI	FLORIDA	33173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED AYME (305) 271-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI	FLORIDA	33144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED AYME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTINEZ-AYME FINANCIAL GROUP, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Julian L. Alfonso
Commission # DD896184
Expires: JUNE 03, 2013
BONDED THRU ATLANTIC BONDING CO, INC.

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Martinez-Ayme Financial Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Martinez-Ayme Financial Group, Inc. (a Florida Corporation) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

INDEPENDENT AUDITORS REPORT (Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martinez-Ayme Financial Group, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1,2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1,2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses and has a net capital deficiency under the guidelines of the Securities and Exchange Commission. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in these matters are also described in Note 11. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. Our opinion is not modified with respect to this matter.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 27, 2013

EXHIBIT "A"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

ASSETS		
Cash in Banks	$ 23,983	
Deposit With Clearing Broker	217,164	
Trading and Investment Securities Owned, All Marketable at Quoted Market, Original Cost - $273,477	118,645	
Notes Receivable From Officers	72,871	
Prepaid Expenses and Other Current Assets	11,325	
Lease Security Deposit	4,612	
Property and Equipment, net of Accumulated Depreciation of $ 21,253	-	
Total Assets		$ 448,600

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable -		
Due to Correspondent Broker	146,797	
Others	130,471	
Total Current Liabilities		$ 277,268
STOCKHOLDERS' EQUITY		
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - 963 Shares	$ 963	
Additional Paid-In Capital	776,397	
Retained Earnings (Deficit)	(606,028)	
Total Stockholders' Equity		171,332
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 448,600

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		$ 158,382
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 158,856	
Clearance, Quotation, and Communication Costs	182,254	
Occupancy Expense	27,671	
Taxes, Other than Income Taxes	1,199	
Other Operating Expenses	38,223	
Total Operating Expenses		408,203
(LOSS) FROM OPERATIONS		$ (249,821)
CORPORATE INCOME TAX		-
NET (LOSS)		$ (249,821)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance - January 1, 2012	963	$ 963	$ 701,397	$ (356,207)	$ 346,153
Capital Contribution From Stockholder	-	-	25,000	-	25,000
Conversion by Stockholder of Subordinated Loan to Capital	-	-	50,000	-	50,000
Net (Loss) for the Period	-	-	-	(249,821)	(249,821)
Balance - December 31, 2012	963	$ 963	$ 776,397	$ (606,028)	$ 171,332

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES		
Net (Loss)	$ (249,821)	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Increase in Unrealized Loss on Trading and Investment Securities	330,919	
Changes in Operating Assets and Liabilities:		
Decrease in Deposit With Clearing Broker	17,598	
(Increase) in Trading and Investment Securities Owned at Cost	(118,747)	
(Increase) in Prepaid Expenses and Other Current Assets	(413)	
(Decrease) in Due to Correspondent Broker	(11,393)	
Increase in Accounts Payable and Accrued Expenses	19,191	
NET CASH (USED IN) BY OPERATING ACTIVITIES		$ (12,666)
FINANCING ACTIVITIES		
Capital Contribution from Stockholder	$ 25,000	
Conversion of Subordinated Loan Payable to Stockholder to Additional Paid-In Capital	50,000	
Forgiveness of Subordinated Loan Payable to Stockholder	(50,000)	
Decrease in Notes Receivable From Officers	834	
NET CASH PROVIDED BY FINANCING ACTIVITIES		25,834
INCREASE IN CASH		$ 13,168
CASH AT BEGINNING OF YEAR		10,815
CASH AT END OF YEAR		$ 23,983
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. The Company's customer base is primarily located in Florida.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted securities at December 31, 2012.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization are as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at two commercial banks.

Subsequent Events - The Company has evaluated subsequent events for recognition and disclosure through February 27, 2013, which is the date the financial statements were issued.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing broker has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2012, the Company's "Net Capital" was less than its minimum requirement, and less then one hundred twenty percent (120%) of its minimum requirement. As a result of the Company not being in compliance with its minimum net capital requirements, the Company can only trade unsolicitated sales for customers and are prohibited from doing any trading in their proprietary market making account.

NOTE 4 - COMMITMENTS

On June 23, 2011, the Company signed a three year extension to its existing lease for its office space. This extension will expire on March 31, 2104. Monthly payments under this lease extension are $2,306, including applicable sales tax, and is subject to annual adjustments based on the consumer price index.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2013	$ 27,672
2014	6,918
	$ 34,590

Certain quotation equipment is being provided by agreements that can be terminated by either party with 60 days notice.

NOTE 5 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2012 is as follows:

Commissions and Fees	$ 242,973
Firm Trading	(95,586)
Other	10,995
	$ 158,382

NOTE 6 - DATE OF MANAGEMENT'S REVIEW

As of the date of this report (February 27, 2013) there have been no subsequent events requiring disclosure in the accompanying financial statements.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On December 7, 2012, the Company with the approval of its subordinated loan holder converted the subordinated loan payable in the amount of $50,000 into additional paid-in capital.

NOTE 8 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and for financial reporting purposes and for net operating losses available to offset future taxable income.

Temporary differences primarily related to the Company's net operating loss carry forwards of approximately $397,000 give rise to a net deferred tax asset of $0, net of a valuation allowance of approximately $ 149,000. For the year ended December 31, 2012, the valuation allowance increased by approximately $97,000.

The Company's operating loss carry forwards of approximately $ 397,000 will expire through the year 2028.

The Federal and State income tax returns of the Company for 2009 through 2011 are subject to examination by the Internal Revenue Service, generally for three years after the returns are filed.

NOTE 9 - 2% NOTES RECEIVABLE FROM OFFICERS

In December 2010, two officers of the Company borrowed a total of $99,000 from the Company. These notes are repayable commencing in February 2011 at a fixed monthly payment of $2,000 including interest from each officer. On December 31, 2011, the interest rates on the notes were reduced to 2% per annum. The principal portion of the notes are repayable to the company during the year ended December 31, 2013. These notes receivable are unsecured.

NOTE 10 - FULLY DISCLOSED CLEARING AGREEMENTS

In March 2011, the Company began using the services of Legent Clearing LLC, which was subsequently acquired by COR Clearing LLC, under a fully disclosed clearing agreement. This agreement required the Company to maintain a deposit balance of $250,000 in an account maintained at COR Clearing LLC. As of December 31, 2012, the deposit balance was reduced to $217,164.

NOTE 11 - EMPHASIS OF MATTER REGARDING GOING CONCERN

As discussed in Note 3 to the financial statements, the Company is not in compliance with its minimum net capital requirements and is presently prohibited from doing any trading in their proprietary market making account. Management is presently attempting to raise additional capital through the sale of non-convertible preferred shares, but as of the date of these financial statements no preferred shares have been sold and no additional capital has been raised by the Company.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

NET CAPITAL		
Total Stockholders' Equity		$ 171,332
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 171,332
Less (Add): Non-Allowable Assets and Other Deductions (Credits):		
1. Net Property and Equipment	$ -	
2. Prepaid Expenses and Other Current Assets	11,325	
3. Blockage of Securities	55,357	
4. Notes Receivable From Officers	72,871	
5. Lease Security Deposit	4,612	144,165
Net Capital Before Haircuts on Security Positions		$ 27,167
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	6,825	
d. Undue Concentration	7,190	14,015
Net Capital		$ 13,152

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition		
Accounts Payable	$ 277,268	
Total Aggregate Indebtedness		$ 277,268
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 18,485
Minimum Net Capital Requirement		$ 100,000
(Deficit) in Net Capital (Net Capital Less Net Capital Required)		$ (86,848)
(Deficit) in Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required		$ (106,848)
Percentage of Aggregate Indebtedness to Net Capital		2108.2%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, Beginning of Year	$ 50,000
Conversion of Liability Subordinated to Claims of General Creditors To Additional Paid-In Capital	(50,000)
Balance, End of Year	$ -

SCHEDULE 3

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is COR Clearing, LLC.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martinez-Ayme Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Martinez-Ayme Financial Group, Inc. (the Company), as of and for the year ended December 31 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 27, 2013